July 8, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sir / Madam,

We are the former independent registered public accounting firm for China Linen Textile Industry, Ltd. (the “Company”). We have read the Company’s disclosure of the Company’s Current Report on Form 6-K dated on July 8, 2010 (the “Current Report”) and are in agreement with the disclosure in the Current Report.

Thanks for your attention.

Yours sincerely,
UHY Vocation HK CPA Limited
Hong Kong, People’s. Republic of China